

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

June 20, 2007

By US Mail and Facsimile

Mr. Vijesh Harakh
President
Mainland Resources Inc.
512 East 57th Avenue
Vancouver, British Columbia, Canada V5X 189

Re: Mainland Resources Inc.
        Amendment No. 2 to Registration Statement on Form SB-2
        Filed June 12, 2007
        File No. 333-142053

Dear Mr. Harakh:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment 1.   Please disclose the following:

          •   identify the selling shareholders who are common to both the Gulf
               Western and Mainland offering and describe the relationships among
               them;

- state that Messers. Puar and Rahim Jivraj were the contact persons between Gulf Western, Mainland and the selling shareholders;

- state that Mr. Puar became the sole officer and a director of Gulf Western after the original sole officer and director resigned prior to the reverse merger;

- state why you believe you will be more successful at implementing your business plan than Gulf Western; and

- add a description of the history of Bassett Ventures and its connections and similarities with Gulf Western and Mainland.

2.   We note your added risk factor on page 10. In this risk factor, please quantify the "required funding" needed to complete your three-phased exploration program. Disclose that the amount of cash on hand and the amount that you intend to raise in this offering will be insufficient to meet your "required funding." Discuss what additional steps would be needed after completion of your three-phased exploration program, if such exploration yields positive results, before you may generate revenue from your proposed business plan. Please quantify or estimate the amount of funding needed to execute these additional steps.

3.   We note your response to our prior comment 2, and reissue it. Messers. Puar and Jivraj are not only shareholders in Mainland, but have also acted as the contact between Mainland and other investors in Mainland. As a result, we believe that their involvement in the prior failed offering by Bloorcom is a material risk to Mainland investors.

Closing Comments

    Please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Vijesh Harakh
Mainland Resources Inc.
June 20, 2007

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: William MacDonald (by facsimile)
     D. Levy